BB 8/25

04019758

CM 8/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52119

AUG 2 3 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 31, 2002 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Castle Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NewCastle Financial Group 40 Underhill Blvd.
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ego & Company
(Name – *if individual, state last, first, middle name*)

7600 Georgia Avenue N.W. (Address) Washington (City) DC (State) 20012 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P
AUG 26 2004 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM

OATH OR AFFIRMATION

I, Ira Karaba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Castle, as of 6-29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

NYDR 10 300-126-600

Title

Athia Syed

Notary Public

ATHIA SYED
NOTARY PUBLIC, State of New York
No. 01SY5068806
Qualified in Nassau County
Commission Expires 11-12-2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
New Castle Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Castle Financial Group, Inc, (NCFG), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NCFG including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because NCFG does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by NCFG in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems

The management of NCFG is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NCFG has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NCFG's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ego & Company, P.C.

Washington, DC
March 15, 2004

NEW CASTLE FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

(WITH INDEPENDENT AUDITOR'S REPORT THEREON)

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

AUDIT REPORT
OF
NEW CASTLE FINANCIAL GROUP, INC.

FOR FISCAL YEAR ENDED DECEMBER 31, 2003

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND THE 14-MONTHS ENDED DECEMBER 31, 2002
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

EGO AND COMPANY, P.C., CERTIFIED PUBLIC ACCOUNTANTS

NEW CASTLE FINANCIAL GROUP, INC.
DECEMBER 31, 2003

Table of Contents

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
New Castle Financial Group, Inc.
Arlington, VA

We have audited the accompanying balance sheet of New Castle Financial Group, Inc. (NCFG), as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity and cash flows for the twelve months and fourteen months then ended. These financial statements are the responsibility of NCFG's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Castle Financial Group, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the twelve months and fourteen months, respectively, then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements described in the first paragraph. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in those schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ego & Company, P.C.

Washington, DC
March 15, 2004

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

NEW CASTLE FINANCIAL GROUP, INC.
Balance Sheets
December 31, 2003 and 2002

	Year 2003	Year 2002
Assets:		
Cash (Note 3)	$ 5,250	$ 7,849
Accounts receivable	1,182	1,182
Commission receivable	22,494	346
Clearing deposit (Note 4)	30,000	35,000
Organizational costs, net (Note 5)	447	1,564
Total Assets	$ 59,373	$ 45,941
Liabilities & Stockholders' Equity:		
Liabilities:		
Accounts payable	$ 4,813	$ 854
Commission payable	28,749	-
Total Liabilities	33,562	854
Stockholders' Equity:		
Common stock	11,000	11,000
Additional paid-in capital	93,408	90,325
Retained earnings	(78,597)	(56,238)
Total Stockholders' Equity	25,811	45,087
Total Liabilities & Stockholders' Equity	$ 59,373	$ 45,941

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL GROUP, INC.
Income Statements
For the Year Ended December 31, 2003 and
the 14-Months Ended December 31, 2002

	Year 2003	14-Months 2002
REVENUES:		
Commissions revenue	$ 89,105	$ 91,077
Interest income	-	103
Other income	-	385
Total Revenues	$ 89,105	$ 91,565
EXPENSES:		
Payroll expenses	$ 38,839	$ 45,025
Advertising	754	1,675
Clearing charges	25,364	58,357
Dues & subscription	-	172
Insurance	365	7,384
Postage & delivery	81	442
Equipment rental & repairs	6,311	-
Licenses & permits	10	849
Office supplies	320	1,192
Printing & production	779	-
Amortization expense	1,118	1,118
Professional fees	27,166	16,309
Telephone	3,186	6,049
Bank service charges	145	586
Travel & entertainment	-	479
Miscellaneous expense	7,026	3,382
Total Expenses	$ 111,464	$ 143,019
Income/(loss) before provision of taxes	(22,359)	(51,454)
Provision of taxes		
Net Income/(loss)	$ (22,359)	$ (51,454)

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL GROUP, INC.
Statements of Cash Flows
For the Year Ended December 31, 2003 and
the 14-Months Ended December 31, 2002

	Year 2003	14-Months 2002
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (22,359)	$ (51,454)
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	1,118	1,118
(Increase)/decrease in commission receivable	(22,148)	8,211
(Increase)/decrease in clearing deposits	5,000	(5,000)
Increase/(decrease) in accounts payable	3,959	(9,796)
Increase/(decrease) in commission payable	28,749	-
Net Cash Provided by (used in) Operating Activities	$ (5,681)	$ (56,921)
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets	-	-
Net Cash Used in Investing Activities	$ -	$ -
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from paid-in capital	3,083	38,177
Net Cash provided by financing activities	$ 3,083	$ 38,177
NET INCREASE/(DECREASE) IN CASH	(2,598)	(18,744)
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	7,849	26,593
CASH AND CASH EQUIVALENT, END OF YEAR	$ 5,251	$ 7,849

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

1. Organization

New Castle Financial Group, Inc. (NCFG), formerly known as Trade Wall Street, Inc., had a change in ownership during fiscal year 2003. It was incorporated in the state of Delaware in October 1999 to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker. NCFG also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. NCFG operates brokerage services through three clearing organizations: Success Trade, FISERV Correspondent Services, Inc. and Computer Clearing Services, Inc. NCFG's clients send money directly to these clearing organizations for deposit into NCFG accounts. NCFG collects commission fees for its services to its clients. NCFG is currently registered to do business in 13 states, but aims to register in most states of the United States.

Following the change in ownership at the beginning of FY 2003, the organization changed its name first from "Trade Wall Street Inc" to "New Castle Securities Corp." On October 27, 2003, the organization again changed its name from "New Castle Securities Corp." to its current name of "New Castle Financial Group Inc".

2. Summary of Significant Accounting Policies

a. Basis of Accounting

NCFG has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed.

b. Cash and Cash Equivalents

For financial statement purposes, NCFG considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

NCFG capitalizes all expenditures greater than $500 for furniture and equipment. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Organizational costs are capitalized and amortized over 60 months using straight-line method.

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Change in Reporting Year

Management changed its reporting year from October 31, to December 31, of each year, effective for the period ended December 31, 2002. Accordingly, transactions for the fourteen months ended December 31, 2002 were reported and reflected in the 2002 financial statements.

3. Cash and Cash Equivalents

NCFG receives all of its revenue from fees charged for its mortgage lending services. During the year, NCFG maintained one regular savings account and two checking accounts at United Bank. NCFG also maintained a savings account with FISERV Correspondent services, Inc. The total cash balances at December 31, 2003 and 2002 were as follows:

	2003	2002
Saving- United Bank	$ -0-	$ -0-
Checking accounts- United Bank	5,249	7,849
Savings- FISERV	-0-	-0-
Total	$ 5,249	$ 7,849

4. Clearing Deposit

NCFG held a clearing deposit with Computer clearing house as requirement for NCFG to do business with Computer clearing house. The FISERV Correspondent services, Inc. has not required a clearing deposit as of December 31, 2003. At December 31, 2003 and 2002, the balance in these accounts were as follows:

	2003	2002
Computer clearing house	$ 30,000	$30,000
FISERV Correspondent services	-0-	-0-
Success Trade	-0-	5,000
Total	$ 30,000	$35,000

NEW CASTLE FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

5. **Organizational Costs**

Although NCFG was incorporated in November 1999, it started doing business towards the end of August 2000, after registering as a member of NASD (July 2000). Management elected to record certain expenses incurred in setting up the company as organizational costs and chose to amortize these costs over 60 months. At December 31, 2003 and 2002, the balances of the organizational costs and applicable amortization expense were as follows:

	2003	2002
Organizational costs	$ 4,470	$ 4,470
Less: Amortization	(4,023)	(2,906)
Net	$ 447	$ 1,564

NEW CASTLE FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

Schedule A

1. Changes in Stockholders' Equity:

Balance, beginning of period	$	45,087
Net income (loss)		(22,359)
Additions (includes non-conforming capital of $0)		3,083
Deductions (includes non-conforming capital of $0)		0
Balance, end of period	$	25,811

The accompanying notes are an integral part of these schedules

NEW CASTLE FINANCIAL GROUP, INC.
Computation of Net Capital Under 240.15c3-1
December 31, 2003

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 5,250	$ -	$ -	$ -	$ -
Accounts receivable-advances		1,182			
Commission receviable	22,494				
Clearing deposit (Note 4)	30,000				
Organizational costs, net	-	447			
Accounts payable	-			(4,813)	
Commission payable				(28,749)	
Common stock					(11,000)
Additional paid-in capital					(93,408)
Retained earnings					56,238
Net loss					22,359
Totals	$ 57,744	$ 1,629	$ -	$ (33,562)	$ (25,811)

2. NET CAPITAL COMPUTATION:

Total Assets	$ 59,373
Less: Total Liabilities	(33,562)
Net worth	25,811
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	25,811
Less: Non-Allowable Assets	(1,629)
Tentative Net Worth	24,182
Haircuts	-
Undue Concentration haircuts	-
Net Capital	24,182
Less Minimum Required Net Capital per SEC rule 15c3-1	(5,000)
Excess Net Capital	$ 19,182

3. Reconciliation of Differences:

No material differences exist between the computation of net capital above and the New Castle Financial Group, Inc.'s unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

NEW CASTLE FINANCIAL GROUP, INC.
Other Supplementary Data
For the Year Ended December 31, 2003

Schedule C

4. **A Computation for Determination of the Reserve Requirements**

   New Castle Financial Group, Inc. is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited Computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.**

   New Castle Financial Group, Inc. is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any custome securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements.**

   New Castle Financial Group, Inc. is a fully disclosed Broker Dealer and is exempt from this requii

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors.**

   There are no general creditors as of December 31, 2003

8. **A report describing any material inadequacies found to exist .**

   There were no material inadequacies found by auditors to exist.

9. **A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.**

   No such differences exist because New Castle Financial Group, Inc. does not have subsidiaries that would require a consolidated financial condition for New Castle Financial Group, Inc.

The accompanying notes are an integral part of these schedules

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
New Castle Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Castle Financial Group, Inc, (NCFG), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NCFG including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because NCFG does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by NCFG in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems

The management of NCFG is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NCFG has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NCFG's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ego & Company, P.C.

Washington, DC
March 15, 2004

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559